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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                                                 Commission File Number: 0-26874

                           NOTIFICATION OF LATE FILING

(Check One):
|X| Form 10-KSB |_| Form 11-K   |_| Form 20-F   |_| Form 10-QSB

For Period Ended: January 31, 1998

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _____________________

                                     PART I
                             REGISTRANT INFORMATION

                           International Cutlery, Ltd.
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                             Full Name of Registrant

                                       N/A
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                            Former Name if Applicable

                              127 West 25th Street
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            Address of Principal Executive Office (Street and Number)

                            New York, New York 10001
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                            City, State and Zip Code

                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report on Form 10-KSB, will be filed on or before the 15th calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why the subject annual report on Form 10-KSB could not be filed within the prescribed time period.

         The Company is unable to file its form 10-KSB within the prescribed period due to ministerial difficulties without unreasonable effort or expense. Due to the recent change in the Company's independent auditors, the Company was unable to provide its independent auditors with information necessary to complete the audit by the 90th day after the Company's fiscal year end. The absence of the completed audited financial statements prevents the Company from filing the balance of the annual report because such financial statements are integral to the balance of the report. The Company fully expects to be able to file within the additional time allowed by this report.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

    James G. Smith                    (212) 752-9700
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    (Name)                           (Area Code) (Telephone Number)



(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer


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is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         International Cutlery, Ltd. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: April 30, 1998                /s/ JOEL J. SILVER
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                                    Joel J. Silver
                                    President and Chief Executive Officer

         Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)



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